UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 5, 2014

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02   Results of Operations and Financial Condition.

On May 5 2014, EOG Resources, Inc. issued a press release announcing first quarter 2014 financial and operational results and second quarter and full year 2014 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01   Regulation FD Disclosure.

Accompanying the press release announcing first quarter 2014 financial and operational results attached hereto as Exhibit 99.1 is second quarter and full year 2014 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release of EOG Resources, Inc. dated May 5, 2014 (including the accompanying second quarter and full year 2014 forecast and benchmark commodity pricing information).

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: May 5, 2014   By: /s/ TIMOTHY K. DRIGGERS
                               Timothy K. Driggers
                               Vice President and Chief Financial Officer
                               (Principal Financial Officer and Duly Authorized Officer)

EXHIBIT INDEX

Exhibit No.   **Description**

99.1   Press Release of EOG Resources, Inc. dated May 5, 2014 (including the accompanying second quarter and full year 2014 forecast and benchmark commodity pricing information).

EXHIBIT 99.1



EOG Resources, Inc.   P.O. Box 4362   Houston, TX 77210-4362

News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)
Kimberly A. Matthews
(713) 571-4676
David J. Streit
(713) 571-4902

Media
K Leonard
(713) 571-3870

EOG Resources Announces Outstanding First Quarter 2014 Results and Expands Drilling Portfolio With Four Key Horizontal Plays

- Reports 42 Percent Increase in Total Company and 45 Percent Growth in U.S. Crude Oil and Condensate Production Year-Over-Year
- Raises 2014 Full-Year Crude Oil Production Goal to 29 Percent from 27 Percent
- Adds High Rate-of-Return Horizontal Drilling Inventory in Four U.S. Crude Oil and Combo Plays with Total Estimated Potential Reserves of 400 MMboe, Net
- Repeats Outstanding Operating Results from the Eagle Ford, Bakken and Leonard

FOR IMMEDIATE RELEASE: Monday, May 5, 2014

HOUSTON – EOG Resources, Inc. (EOG) today reported first quarter 2014 net income of $660.9 million, or $1.21 per share. This compares to first quarter 2013 net income of $494.7 million, or $0.91 per share.

Adjusted non-GAAP net income for the first quarter 2014 was $767.7 million, or $1.40 per share, and adjusted non-GAAP net income for the same prior year period was $489.9 million, or $0.90 per share.

Consistent with some analysts' practice of matching realizations to settlement months and making certain other adjustments in order to exclude one-time items, adjusted non-GAAP net income for the first quarter 2014 excluded a previously disclosed non-cash net loss of $155.7 million ($99.9 million after-tax, or $0.18 per share) on the mark-to-market of financial commodity derivative contracts, net gains on asset dispositions of $7.4 million, net of tax ($0.01 per share) and impairments of certain non-core North American assets of $36.1 million, net of tax ($0.06 per share). During the first quarter 2014, the net cash outflow related to settlements of financial commodity derivative contracts was $34.0 million ($21.8 million after-tax, or $0.04 per share). (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income to GAAP net income.)

EOG posted strong financial metrics driven by outstanding production from its key operating areas for the first quarter 2014. Earnings per share increased 33 percent and adjusted non-GAAP earnings per share increased 56 percent, compared to the first quarter 2013. Discretionary cash flow increased 28 percent and adjusted EBITDAX advanced 30 percent. (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income to GAAP net income, non-GAAP discretionary cash flow to net cash provided by operating activities (GAAP), and adjusted non-GAAP EBITDAX to income before interest expense and income taxes (GAAP).)

"By posting excellent operational and financial results generated by our great assets, EOG hit another home run in the first quarter of 2014. With such a dynamic start, EOG is well positioned to achieve strong overall returns again this year," said William R. "Bill" Thomas, Chairman and Chief Executive Officer.

Operational Highlights

In the first quarter 2014, EOG increased its total crude oil and condensate production by 42 percent, compared to the same prior year period, while U.S. crude oil and condensate production rose 45 percent. Overall total company production increased 18 percent led by a 37 percent increase in total company liquids production – crude oil, condensate and natural gas liquids (NGLs).

Following excellent results during the first quarter, EOG increased its full year 2014 crude oil and condensate production growth target to 29 percent from 27 percent. EOG also raised its total company 2014 production growth target to 12 percent from 11.5 percent.

Rocky Mountain Plays Boost Drilling Portfolio

EOG has moved four horizontal plays in the DJ Basin and Powder River Basin from the evaluation phase into its high rate-of-return drilling portfolio alongside its successful South Texas Eagle Ford, North Dakota Bakken and Delaware Basin Leonard assets. With combined estimated net potential reserves of approximately 400 million barrels of oil equivalent (MMboe), the Codell, Niobrara, Parkman and Turner plays are generating excellent rates of return and remarkably consistent well results, due in part to reductions in drilling costs and advancements in completion techniques. EOG has identified 735 net drilling locations with approximately 10 years of inventory and plans to drill 73 net wells in these two basins during 2014.

Year-to-date, EOG has completed four net wells targeting the Codell in Laramie County, Wyoming, where it holds 72,000 net acres in the DJ Basin. The Jubilee 513-0820H began production at 1,325 barrels of oil per day (Bopd) with 700 thousand cubic feet per day (Mcfd) of rich natural gas. The Windy 504-1806H started production at 1,400 Bopd with 665 Mcfd of rich natural gas. The Pole Creek 525-2413H tested at 1,165 Bopd. EOG has 75 percent, 100 percent and 93 percent working interest, respectively, in these wells. Based on the evaluation of the geologic characteristics of the formation, data from 130 vertical wells drilled by other industry operators and eight producing EOG long-lateral horizontal wells, estimated potential reserves are approximately 125 MMboe, net, of which 78 percent is crude oil. EOG plans to ramp up drilling activity from one to two rigs in May and drill 26 net wells this year.

EOG completed three horizontal wells in the hydrocarbon-rich Niobrara shale during 2013, which had an average initial oil production rate of approximately 700 barrels per day (Bpd). EOG's acreage is quite consistent in this part of the DJ Basin. The estimated reserve potential on EOG's Niobrara acreage in Laramie County, Wyoming, and Weld County, Colorado is 85 MMboe, net, with wells averaging approximately 71 percent crude oil. EOG plans to drill 13 net wells during 2014 with a one-rig program. EOG has identified 235 net drilling locations on its acreage.

North of the DJ Basin in the Powder River Basin, EOG added the Parkman and Turner plays to its drilling portfolio. Active in this area for several years, EOG has transferred advanced completion technology from its other shale basins to improve well productivity in these plays. During 2014, EOG plans to drill 28 net wells in the Parkman and six net wells in the Turner.

Year-to-date, EOG has completed six net wells in the Parkman formation. The Bolt 429-05H, in which EOG has 74 percent working interest, came on-line at 1,310 Bopd with 45 Bpd of NGLs and 405 Mcfd of natural gas. The Arbalest 60-3502H started production at 955 Bopd with 80 Bpd of NGLs and 760 Mcfd of natural gas. EOG has 96 percent working interest in this well. Estimated potential reserves on EOG's 30,000 net Parkman acres are 75 MMboe, net, of which approximately 69 percent is crude oil.

In the Turner formation, where EOG has been very active in Campbell and Converse counties in recent years, it has accumulated 63,000 net acres. By transferring enhanced technology to the play, recent EOG wells are producing 34 percent crude oil versus 26 percent several years ago. EOG plans to drill six net wells during 2014 in the Turner where estimated potential net reserves are 115 MMboe.

"As we've stated in the past, EOG's Eagle Ford and Bakken assets have set the bar high for any new play we might consider adding to our top-tier drilling portfolio. The Codell, Niobrara, Turner and Parkman each meet our stringent funding hurdles, adding 400 MMboe, net, of potential reserves and 735 net drilling locations to our drilling inventory," Thomas said. "The sweet spots in these four plays are expected to make meaningful contributions to EOG's crude oil production profile for years to come."

South Texas Eagle Ford

EOG's oil-rich South Texas Eagle Ford acreage continued to deliver exceptional results in the first quarter, cementing its place at the forefront of all North American crude oil onshore shale plays. Reflecting enhancements to completion techniques and improved well productivity, the Eagle Ford once again was the single largest contributor to EOG's robust U.S. crude oil growth.

In Karnes County, EOG reported the Korth Unit #3H, #4H and #5H had initial production rates of 3,140, 3,015 and 3,400 Bopd, respectively. The wells produced 425, 325 and 415 Bpd of NGLs with 2.5, 1.9 and 2.4 million cubic feet per day (MMcfd) of natural gas, respectively. The Lynch Unit #1H and the Presley Unit #1H had initial oil rates of 4,260 and 4,970 Bpd with 460 and 555 Bpd of NGLs and 2.7 and 3.2 MMcfd of natural gas, respectively. EOG has 100 percent working interest in these five wells.

EOG has 100 percent working interest in three recently completed high volume oil wells in Gonzales County. The Neets Unit #1H and the Magoulas Unit #1H began production at 4,940 and 4,195 Bopd with 440 and 425 Bpd of NGLs and 2.6 and 2.5 MMcfd of natural gas, respectively. The Novosad Unit #12HR had an initial daily oil rate of 3,565 Bpd with 185 Bpd of NGLs and 1.1 MMcfd of natural gas.

In its fifth year of drilling in the Eagle Ford, EOG's 564,000 net acre position in the crude oil window essentially will be held by production for 2014 by mid-year. Achieving this operational objective provides EOG's drilling program with increased flexibility, plus the opportunity to realize additional cost reductions. EOG continues to improve well productivity to further identify additional drilling locations.

North Dakota Bakken

In the North Dakota Bakken, EOG plans to ramp up its drilling program from six to seven rigs by mid-year. EOG's primary 2014 activity is focused on its Core acreage where it has built infrastructure to optimize operational efficiencies and minimize costs. During the first quarter, EOG achieved economic success with 1,300 feet between wells and now is testing 700-foot spacing, as well as tighter spacing patterns to determine the optimal development of the field.

EOG completed the Wayzetta 28-1424H, 29-1424H, 38-1424H, 39-1424H and 40-1424H in Mountrail County, North Dakota. The wells had initial production rates ranging from 1,000 to 2,220 Bopd with NGL production of 100 to 215 Bpd and 330 to 730 Mcfd of natural gas. EOG's working interest in these five wells ranges from 68 percent to 71 percent.

Delaware Basin

Recent advancements in completions and formation targeting have improved EOG's productivity in the Delaware Basin Leonard Shale. In Lea County, New Mexico, EOG completed the Dillon 31 #1H, #2H and #3H with 1,225, 1,395 and 1,315 Bopd with 195, 215 and 190 Bpd of NGLs and 1.1, 1.2 and 1.1 MMcfd of natural gas, respectively. EOG has 68 percent working interest in these three wells. With a two-rig program, EOG is actively developing the Leonard "A" zone, while testing other zones, and various spacing patterns between wells.

Further south in the Delaware Basin, EOG completed five Wolfcamp wells in Reeves County, Texas, in which it has 100 percent working interest. The State Harrison Ranch 56 #1401H, #1402H, #1403H, #1404H and #1405H began sales at initial rates ranging from 325 to 700 Bopd with 195 to 490 Bpd of NGLs and 1.2 to 3.1 MMcfd of natural gas. Although the Delaware Basin Wolfcamp wells typically begin production at lower initial oil rates relative to the Leonard, they maintain steady, flat production, delivering excellent after-tax rates of return. EOG continues to test spacing between wells to determine optimal development.

Crude Oil and Natural Gas Hedging Activity

For May 2014, EOG has crude oil financial price swap contracts in place for 181,000 Bopd at a weighted average price of $96.55 per barrel, excluding unexercised options. For June 2014, EOG has crude oil financial price swap contracts in place for 171,000 Bopd at a weighted average price of $96.35 per barrel, excluding unexercised options. For the period July 1 through December 31, 2014, EOG has crude oil financial price swap contracts in place for 74,000 Bopd at a weighted average price of $95.37 per barrel, excluding unexercised options.

EOG currently has natural gas hedges in place for more than 30 percent of its North American natural gas production for the remainder of 2014. For the period June 1 through December 31, 2014, EOG has natural gas financial price swap contracts in place for 330,000 million

British thermal units per day (MMBtud) at a weighted average price of $4.55 per million British thermal units (MMBtu), excluding unexercised options.

EOG has also hedged some natural gas volumes for 2015. For the period January 1 through December 31, 2015, EOG has natural gas financial price swap contracts in place for 175,000 MMBtud at a weighted average price of $4.51 per MMBtu, excluding unexercised options. (For a comprehensive summary of crude oil and natural gas derivative contracts, please refer to the attached tables.)

Cash Flow and Capital Structure

During the first quarter 2014, EOG's cash flows from operating activities exceeded total capital expenditures.

At March 31, 2014, EOG's total debt outstanding was $5,910 million for a debt-to-total capitalization ratio of 27 percent. Taking into account cash on the balance sheet of $1.7 billion at March 31, EOG's net debt was $4,243 million for a net debt-to-total capitalization ratio of 21 percent, down from 23 percent at year-end 2013. (Please refer to the attached tables for the reconciliation of net debt (non-GAAP) to current and long-term debt (GAAP) and the reconciliation of net debt-to-total capitalization ratio (non-GAAP) to debt-to-total capitalization ratio (GAAP).)

Conference Call May 6, 2014

EOG's first quarter 2014 results conference call will be available via live audio webcast at 9 a.m. Central time (10 a.m. Eastern time) on Tuesday, May 6, 2014. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through May 20, 2014.

EOG Resources, Inc. is one of the largest independent (non-integrated) crude oil and natural gas companies in the United States with proved reserves in the United States, Canada, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production and costs, statements regarding future commodity prices and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "goal," "may," "will," "should" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production, generate income or cash flows or pay dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known, unknown or currently unforeseen risks, events or circumstances that may be outside EOG's control. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in prices for, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;
- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG is successful in its efforts to economically develop its acreage in, produce reserves and achieve anticipated production levels from, and optimize reserve recovery from, its existing and future crude oil and natural gas exploration and development projects;
- the extent to which EOG is successful in its efforts to market its crude oil, natural gas and related commodity production;
- the availability, proximity and capacity of, and costs associated with, appropriate gathering, processing, compression, transportation and refining facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way, and EOG's ability to retain mineral licenses and leases;
- the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations; environmental, health and safety laws and regulations relating to air emissions, disposal of produced water, drilling fluids and other wastes, hydraulic fracturing and access to and use of water; laws and regulations imposing conditions or restrictions on drilling and completion operations and on the transportation of crude oil and natural gas; laws and regulations with respect to derivatives and hedging activities; and laws and regulations with respect to the import and export of crude oil, natural gas and related commodities;
- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for employees and other personnel, facilities, equipment, materials and services;
- the availability and cost of employees and other personnel, facilities, equipment, materials (such as water) and services;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation (by EOG or third parties) of production, gathering, processing, refining, compression and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- political conditions and developments around the world (such as political instability and armed conflict), including in the areas in which EOG operates;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage;
- acts of war and terrorism and responses to these acts;
- physical, electronic and cyber security breaches; and
- the other factors described under Item 1A, "Risk Factors", on pages 17 through 26 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made, and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only “proved” reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also “probable” reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as “possible” reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). As noted above, statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include "potential" reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC’s latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for non-GAAP financial measures can be found on the EOG website at www.eogresources.com.

###

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Three Months Ended March 31,	
	2014	2013
Net Operating Revenues	$ 4,083.7	$ 3,356.5
Net Income	$ 660.9	$ 494.7
Net Income Per Share		
Basic	$ 1.22	$ 0.92
Diluted	$ 1.21	$ 0.91
Average Number of Common Shares		
Basic	542.3	538.7
Diluted	548.1	544.5

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands, except per share data)

	Three Months Ended March 31,	
	2014	2013
Net Operating Revenues		
Crude Oil and Condensate	$ 2,397,102	$ 1,781,833
Natural Gas Liquids	246,235	169,529
Natural Gas	556,693	410,879
Losses on Mark-to-Market Commodity Derivative Contracts	(155,736)	(104,956)
Gathering, Processing and Marketing	1,015,411	922,957
Gains on Asset Dispositions, Net	11,498	164,233
Other, Net	12,468	12,039
Total	4,083,671	3,356,514
Operating Expenses		
Lease and Well	320,834	249,000
Transportation Costs	243,237	184,257
Gathering and Processing Costs	33,924	24,504
Exploration Costs	48,058	44,216
Dry Hole Costs	8,348	3,962
Impairments	113,361	53,548
Marketing Costs	1,006,304	904,649
Depreciation, Depletion and Amortization	946,491	846,388
General and Administrative	82,862	77,985
Taxes Other Than Income	195,973	134,931
Total	2,999,392	2,523,440
Operating Income	1,084,279	833,074
Other Expense, Net	(3,338)	(10,134)
Income Before Interest Expense and Income Taxes	1,080,941	822,940
Interest Expense, Net	50,152	61,921
Income Before Income Taxes	1,030,789	761,019
Income Tax Provision	369,861	266,294
Net Income	$ 660,928	$ 494,725
Dividends Declared per Common Share	$ 0.125	$ 0.09375

Note: All share and per-share amounts shown have been restated to reflect the announced 2-for-1 stock split effective March 31, 2014.

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Three Months Ended March 31,	
	2014	**2013**
Wellhead Volumes and Prices		
Crude Oil and Condensate Volumes (MBbld) [(A)]		
United States	258.1	178.3
Canada	7.2	7.7
Trinidad	1.1	1.2
Other International [(B)]	0.1	0.1
Total	266.5	187.3
Average Crude Oil and Condensate Prices ($/Bbl) [(C)]		
United States	$ 100.58	$ 106.57
Canada	89.98	85.32
Trinidad	89.93	94.51
Other International [(B)]	87.20	95.13
Composite	100.25	105.61
Natural Gas Liquids Volumes (MBbld) [(A)]		
United States	70.8	58.6
Canada	0.8	0.9
Total	71.6	59.5
Average Natural Gas Liquids Prices ($/Bbl) [(C)]		
United States	$ 38.10	$ 31.63
Canada	46.88	41.90
Composite	38.20	31.78
Natural Gas Volumes (MMcfd) [(A)]		
United States	894	934
Canada	64	79
Trinidad	387	352
Other International [(B)]	7	8
Total	1,352	1,373
Average Natural Gas Prices ($/Mcf) [(C)]		
United States	$ 4.96	$ 3.08
Canada	4.70	3.24
Trinidad	3.63	3.91
Other International [(B)]	6.12	6.75
Composite	4.58	3.32
Crude Oil Equivalent Volumes (MBoed) [(D)]		
United States	478.0	392.6
Canada	18.7	21.8
Trinidad	65.6	59.8
Other International [(B)]	1.2	1.4
Total	563.5	475.6
Total MMBoe [(D)]	50.7	42.8

(A) Thousand barrels per day or million cubic feet per day, as applicable.
(B) Other International includes EOG's United Kingdom, China and Argentina operations.
(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments.
(D) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, natural gas liquids and natural gas. Crude oil equivalents are determined using the ratio of 1.0 barrel of crude oil and condensate or natural gas liquids to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	March 31, 2014	December 31, 2013
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 1,667,212	$ 1,318,209
Accounts Receivable, Net	1,801,665	1,658,853
Inventories	635,419	563,268
Assets from Price Risk Management Activities	-	8,260
Income Taxes Receivable	191	4,797
Deferred Income Taxes	429,695	244,606
Other	288,294	274,022
Total	4,822,476	4,072,015
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	44,324,008	42,821,803
Other Property, Plant and Equipment	3,128,400	2,967,085
Total Property, Plant and Equipment	47,452,408	45,788,888
Less: Accumulated Depreciation, Depletion and Amortization	(20,453,971)	(19,640,052)
Total Property, Plant and Equipment, Net	26,998,437	26,148,836
Other Assets	320,375	353,387
Total Assets	$ 32,141,288	$ 30,574,238
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 2,647,209	$ 2,254,418
Accrued Taxes Payable	270,908	159,365
Dividends Payable	67,768	50,795
Liabilities from Price Risk Management Activities	227,036	127,542
Current Portion of Long-Term Debt	6,579	6,579
Other	176,142	263,017
Total	3,395,642	2,861,716
Long-Term Debt	5,902,952	5,906,642
Other Liabilities	922,586	865,067
Deferred Income Taxes	5,886,794	5,522,354
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and 546,892,339 Shares Issued at March 31, 2014 and 546,378,440 Shares Issued at December 31, 2013	205,471	202,732
Additional Paid in Capital	2,697,807	2,646,879
Accumulated Other Comprehensive Income	402,803	415,834
Retained Earnings	12,760,895	12,168,277
Common Stock Held in Treasury, 396,906 Shares at March 31, 2014 and 206,830 Shares at December 31, 2013	(33,662)	(15,263)
Total Stockholders' Equity	16,033,314	15,418,459
Total Liabilities and Stockholders' Equity	$ 32,141,288	$ 30,574,238

Note: All share amounts shown have been restated to reflect the announced 2-for-1 stock split effective March 31, 2014.

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Three Months Ended March 31,	
	2014	2013
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 660,928	$ 494,725
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	946,491	846,388
Impairments	113,361	53,548
Stock-Based Compensation Expenses	35,565	30,436
Deferred Income Taxes	232,808	200,779
Gains on Asset Dispositions, Net	(11,498)	(164,233)
Other, Net	5,442	8,268
Dry Hole Costs	8,348	3,962
Mark-to-Market Commodity Derivative Contracts		
Total Losses	155,736	104,956
Net Cash (Payments for) Received from Settlements of Commodity Derivative Contracts	(34,033)	67,050
Excess Tax Benefits from Stock-Based Compensation	(27,422)	(11,673)
Other, Net	3,589	5,022
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(144,317)	(236,757)
Inventories	(68,948)	(15,058)
Accounts Payable	361,810	186,065
Accrued Taxes Payable	139,801	9,004
Other Assets	(12,536)	(47,193)
Other Liabilities	(29,169)	(52,933)
Changes in Components of Working Capital Associated with Investing and Financing Activities	(68,283)	(57,421)
Net Cash Provided by Operating Activities	2,267,673	1,424,935
Investing Cash Flows		
Additions to Oil and Gas Properties	(1,736,630)	(1,604,123)
Additions to Other Property, Plant and Equipment	(165,966)	(92,201)
Proceeds from Sales of Assets	19,825	479,436
Changes in Restricted Cash	(9,047)	-
Changes in Components of Working Capital Associated with Investing Activities	68,258	57,149
Net Cash Used in Investing Activities	(1,823,560)	(1,159,739)
Financing Cash Flows		
Long-Term Debt Borrowings	496,220	-
Long-Term Debt Repayments	(500,000)	-
Settlement of Foreign Currency Swap	(31,573)	-
Dividends Paid	(51,780)	(46,220)
Excess Tax Benefits from Stock-Based Compensation	27,422	11,673
Treasury Stock Purchased	(28,897)	(11,024)
Proceeds from Stock Options Exercised	985	8,004
Debt Issuance Costs	(942)	-
Repayment of Capital Lease Obligation	(1,474)	(1,427)
Other, Net	25	272
Net Cash Used in Financing Activities	(90,014)	(38,722)
Effect of Exchange Rate Changes on Cash	(5,096)	5,125
Increase in Cash and Cash Equivalents	349,003	231,599
Cash and Cash Equivalents at Beginning of Period	1,318,209	876,435
Cash and Cash Equivalents at End of Period	$ 1,667,212	$ 1,108,034

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME (NON-GAAP)
TO NET INCOME (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts the three-month periods ended March 31, 2014 and 2013 reported Net Income (GAAP) to reflect actual net cash (payments for) received from settlements of commodity derivative contracts by eliminating the unrealized mark-to-market losses from these transactions, to eliminate the net gains on asset dispositions in North America in 2014 and 2013 and to add back impairment charges related to certain of EOG's non-core North American assets in 2014. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude non-recurring items. EOG management uses this information for comparative purposes within the industry.

| | Three Months Ended March 31, | | |
	2014		2013
Reported Net Income (GAAP)	$ 660,928	$	494,725
Mark-to-Market (MTM) Commodity Derivative Contracts Impact			
Total Losses	155,736		104,956
Net Cash (Payments for) Received from Settlements of Commodity Derivative Contracts	(34,033)		67,050
Subtotal	121,703		172,006
After-Tax MTM Impact	78,078		110,127
Less: Net Gains on Asset Dispositions, Net of Tax	(7,377)		(114,993)
Add: Impairments of Certain North American Assets, Net of Tax	36,058		-
Adjusted Net Income (Non-GAAP)	$ 767,687	$	489,859
Net Income Per Share (GAAP)			
Basic	$ 1.22	$	0.92
Diluted	$ 1.21 (a)	$	0.91 (b)
Percentage Increase - [(a) - (b)] / (b)	**33%**		
Adjusted Net Income Per Share (Non-GAAP)			
Basic	$ 1.42	$	0.91
Diluted	$ 1.40 (c)	$	0.90 (d)
Percentage Increase - [(c) - (d)] / (d)	**56%**		
Average Number of Common Shares (GAAP)			
Basic	542,278		538,717
Diluted	548,071		544,526

Note: All share and per-share amounts shown have been restated to reflect the announced 2-for-1 stock split effective March 31, 2014.

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW (NON-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles the three-month periods ended March 31, 2014 and 2013 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Excess Tax Benefits from Stock-Based Compensation, Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended March 31,	
	2014	2013
Net Cash Provided by Operating Activities (GAAP)	$ 2,267,673	$ 1,424,935
Adjustments:		
Exploration Costs (excluding Stock-Based Compensation Expenses)	40,124	36,645
Excess Tax Benefits from Stock-Based Compensation	27,422	11,673
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	144,317	236,757
Inventories	68,948	15,058
Accounts Payable	(361,810)	(186,065)
Accrued Taxes Payable	(139,801)	(9,004)
Other Assets	12,536	47,193
Other Liabilities	29,169	52,933
Changes in Components of Working Capital Associated with Investing and Financing Activities	68,283	57,421
Discretionary Cash Flow (Non-GAAP)	$ 2,156,861 (a)	$ 1,687,546 (b)
Percentage Increase - [(a) - (b)] / (b)	**28%**	

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED EARNINGS BEFORE INTEREST EXPENSE, INCOME TAXES, DEPRECIATION, DEPLETION AND AMORTIZATION, EXPLORATION COSTS, DRY HOLE COSTS, IMPAIRMENTS AND ADDITIONAL ITEMS (ADJUSTED EBITDAX) (NON-GAAP) TO INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES (GAAP)
(Unaudited; in thousands)

The following chart adjusts the three-month periods ended March 31, 2014 and 2013 reported Income Before Interest Expense and Income Taxes (GAAP) to Earnings Before Interest Expense, Income Taxes, Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments (EBITDAX) (Non-GAAP) and further adjusts such amount to reflect actual net cash (payments for) received from settlements of commodity derivative contracts by eliminating the unrealized mark-to-market (MTM) losses from these transactions and to eliminate the net gains on asset dispositions in North America in 2014 and 2013. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported Income Before Interest Expense and Income Taxes (GAAP) to add back Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments and further adjust such amount to match realizations to production settlement months and make certain other adjustments to exclude non-recurring items. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended March 31,	
	2014	2013
Income Before Interest Expense and Income Taxes (GAAP)	$ 1,080,941	$ 822,940
Adjustments:		
Depreciation, Depletion and Amortization	946,491	846,388
Exploration Costs	48,058	44,216
Dry Hole Costs	8,348	3,962
Impairments	113,361	53,548
EBITDAX (Non-GAAP)	2,197,199	1,771,054
Total Losses on MTM Commodity Derivative Contracts	155,736	104,956
Net Cash (Payments for) Received from Settlements of Commodity Derivative Contracts	(34,033)	67,050
Net Gains on Asset Dispositions	(11,498)	(164,233)
Adjusted EBITDAX (Non-GAAP)	$ 2,307,404 (a)	$ 1,778,827 (b)
Percentage Increase - [(a) - (b)] / (b)	**30%**	

EOG RESOURCES, INC.
<u>**CRUDE OIL AND NATURAL GAS FINANCIAL**</u>
<u>**COMMODITY DERIVATIVE CONTRACTS**</u>

Presented below is a comprehensive summary of EOG's crude oil and natural gas derivative contracts at May 5, 2014, with notional volumes expressed in Bbld and MMBtud and prices expressed in $/Bbl and $/MMBtu. EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method.

CRUDE OIL DERIVATIVE CONTRACTS

	Volume (Bbld)		Weighted Average Price ($/Bbl)
<u>**2014**</u> [1]			
January 2014 (closed)	156,000	$	96.30
February 2014 (closed)	171,000		96.35
March 1, 2014 through April 30, 2014 (closed)	181,000		96.55
May 2014	181,000		96.55
June 2014	171,000		96.35
July 1, 2014 through December 31, 2014	74,000		95.37
<u>**2015**</u> [2]	-	$	-

(1) EOG has entered into crude oil derivative contracts which give counterparties the option to extend certain current derivative contracts for additional three-month and six-month periods. Options covering a notional volume of 10,000 Bbld are exercisable on or about May 30, 2014. If the counterparties exercise all such options, the notional volume of EOG's existing crude oil derivative contracts will increase by 10,000 Bbld at an average price of $100.00 per barrel for each month during the period June 1, 2014 through August 31, 2014. Options covering a notional volume of 118,000 Bbld are exercisable on or about June 30, 2014. If the counterparties exercise all such options, the notional volume of EOG's existing crude oil derivative contracts will increase by 118,000 Bbld at an average price of $96.64 per barrel for each month during the period July 1, 2014 through December 31, 2014.

(2) EOG has entered into crude oil derivative contracts which give counterparties the option to extend certain current derivative contracts for additional six-month periods. Options covering a notional volume of 69,000 Bbld are exercisable on or about December 31, 2014. If the counterparties exercise all such options, the notional volume of EOG's existing crude oil derivative contracts will increase by 69,000 Bbld at an average price of $95.20 per barrel for each month during the period January 1, 2015 through June 30, 2015.

NATURAL GAS DERIVATIVE CONTRACTS

	Volume (MMBtud)		Weighted Average Price ($/MMBtu)
<u>**2014**</u> [3]			
January 2014 (closed)	230,000	$	4.51
February 2014 (closed)	710,000		4.57
March 2014 (closed)	810,000		4.60
April 2014 (closed)	465,000		4.52
May 2014 (closed)	685,000		4.55
June 1, 2014 through December 31, 2014	330,000		4.55
<u>**2015**</u> [4]			
January 1, 2015 through December 31, 2015	175,000	$	4.51

(3) EOG has entered into natural gas derivative contracts which give counterparties the option of entering into derivative contracts at future dates. All such options are exercisable monthly up until the settlement date of each monthly contract. If the counterparties exercise all such options, the notional volume of EOG's existing natural gas derivative contracts will increase by 480,000 MMBtud at an average price of $4.63 per MMBtu for each month during the period June 1, 2014 through December 31, 2014.

(4) EOG has entered into natural gas derivative contracts which give counterparties the option of entering into derivative contracts at future dates. All such options are exercisable monthly up until the settlement date of each monthly contract. If the counterparties exercise all such options, the notional volume of EOG's existing natural gas derivative contracts will increase by 175,000 MMBtud at an average price of $4.51 per MMBtu for each month during the period January 1, 2015 through December 31, 2015.

$/Bbl	Dollars per barrel
$/MMBtu	Dollars per million British thermal units
Bbld	Barrels per day
MMBtu	Million British thermal units
MMBtud	Million British thermal units per day

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF NET DEBT (NON-GAAP) AND TOTAL CAPITALIZATION (NON-GAAP) AS USED IN THE CALCULATION OF THE NET DEBT-TO-TOTAL CAPITALIZATION RATIO (NON-GAAP) TO CURRENT AND LONG-TERM DEBT (GAAP) AND TOTAL CAPITALIZATION (GAAP)
(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	At March 31, 2014	At December 31, 2013
Total Stockholders' Equity - (a)	$ 16,033	$ 15,418
Current and Long-Term Debt - (b)	5,910	5,913
Less: Cash	(1,667)	(1,318)
Net Debt (Non-GAAP) - (c)	4,243	4,595
Total Capitalization (GAAP) - (a) + (b)	$ 21,943	$ 21,331
Total Capitalization (Non-GAAP) - (a) + (c)	$ 20,276	$ 20,013
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	27%	28%
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	21%	23%

EOG RESOURCES, INC.
SECOND QUARTER AND FULL YEAR 2014 FORECAST AND BENCHMARK COMMODITY PRICING

(a) Second Quarter and Full Year 2014 Forecast

The forecast items for the second quarter and full year 2014 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

(b) Benchmark Commodity Pricing

EOG bases United States, Canada and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

| | **ESTIMATED RANGES** | | | | | |
| | **(Unaudited)** | | | | | |
	2Q 2014			Full Year 2014		
Daily Production						
Crude Oil and Condensate Volumes (MBbld)						
United States	265.0	-	280.0	267.0	-	287.0
Canada	4.5	-	5.5	4.5	-	6.5
Trinidad	0.7	-	0.9	0.6	-	1.0
Other International	0.0	-	0.0	0.0	-	1.2
Total	270.2	-	286.4	272.1	-	295.7
Natural Gas Liquids Volumes (MBbld)						
United States	68.0	-	78.0	68.0	-	77.0
Canada	0.5	-	0.7	0.6	-	0.8
Total	68.5	-	78.7	68.6	-	77.8
Natural Gas Volumes (MMcfd)						
United States	878	-	898	850	-	880
Canada	56	-	68	55	-	69
Trinidad	340	-	360	350	-	370
Other International	8	-	10	8	-	12
Total	1,282	-	1,336	1,263	-	1,331
Crude Oil Equivalent Volumes (MBoed)						
United States	479.3	-	507.7	476.7	-	510.7
Canada	14.3	-	17.5	14.3	-	18.8
Trinidad	57.4	-	60.9	58.9	-	62.7
Other International	1.3	-	1.7	1.3	-	3.2
Total	552.3	-	587.8	551.2	-	595.4

	ESTIMATED RANGES (Unaudited)	
	2Q 2014	Full Year 2014
Operating Costs		
Unit Costs ($/Boe)		
Lease and Well	$ 6.20 - $ 6.50	$ 6.25 - $ 6.75
Transportation Costs	$ 4.75 - $ 4.95	$ 4.80 - $ 5.20
Depreciation, Depletion and Amortization	$ 18.40 - $ 19.10	$ 18.30 - $ 19.10
Expenses ($MM)		
Exploration, Dry Hole and Impairment	$ 130 - $ 150	$ 500 - $ 550
General and Administrative	$ 90 - $ 100	$ 380 - $ 390
Gathering and Processing	$ 30 - $ 36	$ 125 - $ 145
Capitalized Interest	$ 15 - $ 17	$ 55 - $ 65
Net Interest	$ 47 - $ 51	$ 190 - $ 210
Taxes Other Than Income (% of Wellhead Revenue)	6.0% - 6.4%	6.0% - 6.5%
Income Taxes		
Effective Rate	35% - 40%	35% - 40%
Current Taxes ($MM)	$ 155 - $ 170	$ 585 - $ 605
Capital Expenditures ($MM) - FY 2014 (Excluding Acquisitions)		
Exploration and Development, Excluding Facilities		$ 6,450 $ 6,550
Exploration and Development Facilities		$ 880 $ 920
Gathering, Processing and Other		$ 770 $ 810
Pricing - (Refer to Benchmark Commodity Pricing in text)		
Crude Oil and Condensate ($/Bbl)		
Differentials		
United States - (above) below WTI	$ (0.50) - $ 0.50	$ (0.50) - $ 0.30
Canada - (above) below WTI	$ 9.00 - $ 11.50	$ 10.00 - $ 14.00
Trinidad - (above) below WTI	$ 9.00 - $ 11.00	$ 8.00 - $ 12.00
Natural Gas Liquids		
Realizations as % of WTI		
United States	30% - 37%	31% - 37%
Canada	30% - 40%	32% - 42%
Natural Gas ($/Mcf)		
Differentials		
United States - (above) below NYMEX Henry Hub	$ 0.20 - $ 0.60	$ 0.25 - $ 0.60
Canada - (above) below NYMEX Henry Hub	$ 0.15 - $ 0.55	$ 0.25 - $ 0.65
Realizations		
Trinidad	$ 3.15 - $ 3.65	$ 2.75 - $ 3.25
Other International	$ 4.50 - $ 6.50	$ 4.30 - $ 6.30

Definitions

$/Bbl	U.S. Dollars per barrel
$/Boe	U.S. Dollars per barrel of oil equivalent
$/Mcf	U.S. Dollars per thousand cubic feet
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
MBoed	Thousand barrels of oil equivalent per day
MMcfd	Million cubic feet per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate